SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Porpiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated September 5, 2017 filed with the Comision Nacional de Valores and the Bolsas y Mercados Argentinos.

By letter dated September 5, 2017 and in reference to the end of the Public Auction Period of the Notes Series III and IV issued by the Company,  we inform that we decided not to issue the Series III and provide the following financial information for the Series IV:

Notes Series IV
Amount : USD 140,000,000
Issuance Price: 100.0% face value
Fixed Interest Rate: 5.0%
Issuance Date: September 12, 2017
Maturity Date: September 14, 2020
Estimated Duration:2.8 years
Interest Installments: Quarterly payments starting December 12, 2017.
Principal Installment: In one payment on September 14, 2020.

Additionally we report that the Company recieved orders for almost 12.3 times regarding the amount initally offered on the Series IV.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 5, 2017